

Bionomics
Limited

28 June 2005



05009655

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL



SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH, D.C. 183 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Jill Mashado
Company Secretary

PROCESSED
JUL 1 3 2005
THOMSON
FINANCIAL

dlw 7/12

82-34682

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Morstyn
Date of last notice	22 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 June 2005
No. of securities held prior to change	700,000 Unlisted Options 629,744 Listed Ordinary Shares 30,477 Listed Options (BNOOA)
Class	As Above
Number acquired	370,500 Listed Ordinary Shares 247,000 Listed Options (BNOOB)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	13.5 cents per share (two free options for every three shares subscribed for)
No. of securities held after change	700,000 Unlisted Options 1,000,244 Listed Ordinary Shares 30,477 Listed Options (BNOOA) 247,000 Listed Options (BNOOB)

+ See chapter 19 for defined terms.

82-34682

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares as part of the Company's private placement as announced on 25 May 2005.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


MAIL
RECEIVED
PROCESSING
JUL 0 5 2005
WASH, D.C.
183
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FORTY SEVEN MILLION AND NINETY TWO THOUSAND, FIVE HUNDRED AND NINETY TWO (47,092,592)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THIRTEEN AND A HALF CENTS ($0.135) PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PRIVATE PLACEMENT OF ORDINARY SHARES INCLUDING PLACEMENT DETAILED IN AN ANNOUCEMENT LODGED WITH THE ASX ON 25 MAY 2005. FUNDS RAISED WILL SUPPORT THE DEVELOPMENT OF DRUG CANDIDATES TO TREAT CANCER AND MULTIPLE SCLEROSIS AND OTHERWISE TO MEET ONGOING WORKING CAPITAL REQUIREMENTS.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 JUNE 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
112,901,086 9,795,822	ORDINARY SHARES BNOOA OPTIONS EXP. 31-07-07

+ See chapter 19 for defined terms.

82-34682

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,187,333	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34682

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

02-34682

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


MAIL
PROCESSING
RECEIVED
JUL 05 2005
WASH. D.C.
183
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682


Bionomics
Limited

28 June 2005

The Manager, Company Announcements
Australian Stock Exchange Limited
Level 19
91 King William Street
Adelaide SA 5000

Dear Sir,

BIONOMICS (BNO) NOTICE IN RESPECT OF ISSUE OF SECURITIES

Bionomics Limited ("**Company**") hereby notifies the ASX that, in respect of the issue of 47,092,592 ordinary shares on 28 June 2005 as part of the Company's recent capital raising and as required under paragraph 708A(5)(e) of the *Corporations Act 2001* (Cth):

(a) the securities identified above were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

(b) as at the date of this notice the Company has complied with the provisions of Chapter 2M as they apply to the Company and with section 674 of the Corporations Act; and

(c) as at the date of this notice there is no information which is excluded information within the meaning of subsections 708A(7) and (8) of the Corporations Act.

Yours faithfully,

Jill Mashado
Company Secretary
Bionomics Limited

Telephone: +61 8 8354 6106
Email: jmashado@bionomics.com.au


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THIRTY ONE MILLION FIVE HUNDRED AND THIRTY THOUSAND AND SIXTY THREE (31,530,063)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: 22 cents per option Exercise Period: from the date of issue until expiry on 31 January 2009

+ See chapter 19 for defined terms.

82-34682

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – new class of quoted securities
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	31,395,063 OPTIONS ISSUED TO PARTICIPANTS IN THE PRIVATE PLACEMENT OF ORDINARY SHARES INCLUDING PLACEMENT DETAILED IN AN ANNOUNCEMENT LODGED WITH THE ASX ON 25 MAY 2005 (TWO FREE ATTACHING OPTIONS FOR EVERY THREE SHARES SUBSCRIBED FOR). 135,000 OPTIONS ISSUED TO EMPLOYEES UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 JUNE 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
112,901,086	ORDINARY SHARES
9,795,822	BNOOA OPTIONS EXP. 31-07-07
31,530,063	OPTIONS EXP. 31-01-09

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,187,333	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

82-34682

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34682

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

	Name	Option Holding	%
1	Start Up Australia Pty Ltd as Managing Partner of the Bioventures Australia Partnership	9,382,716	29.76%
2	The Australian National University	4,938,274	15.66%
3	National Nominees Limited	2,470,000	7.83%
4	J.P. Morgan Nominees Australia Ltd	2,470,000	7.83%
5	Asia Union Investments Pty Ltd	2,000,000	6.34%
6	Irrewarra Investments Pty Ltd <ST2 A/C>	1,607,408	5.10%
7	Boom Australia Pty Ltd	1,400,000	4.44%
8	ANZ Nominees Limited <Direct Portfolio A/C>	1,233,333	3.91%
9	Lyndoc Holdings Pty Ltd	1,046,628	3.32%
10	Link Traders (Aust) Pty Ltd	1,000,000	3.17%
11	Invia Custodian Pty Ltd	500,000	1.59%
12	Blue Jay Ventures Pty Ltd	494,000	1.57%
13	Westpac Custodian Nominees	493,827	1.57%

+ See chapter 19 for defined terms.

82-34682

14	Dior Mahnken on behalf of Three Fish Trust	493,827	1.57%
15	Ausbil Dexia Ltd	266,667	0.85%
16	Mr John Bowie Wilson	266,667	0.85%
17	Dr George Morstyn	247,000	0.78%
18	Vincent See Tan	200,000	0.63%
19	The Hartigan Super Fund	166,667	0.53%
20	Advance Publicity Pty Ltd	133,333	0.42%
	Total Top 20	**30,810,347**	**97.72%**

36 ☑ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

Range	Numberof holders
1 - 1,000	0
1,001 - 5,000	27
5,001 - 10,000	0
10,001 - 100,000	6
100,001 and over	22

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made
  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [x] Periodic payment as agreed with the home branch has been arranged
  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Jonson
Date of last notice	11 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 June 2005
No. of securities held prior to change	**Indirect** 130,000 Ordinary Shares
Class	As Above
Number acquired	1,000,000 Unlisted Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	**Direct** 1,000,000 Unlisted Options **Indirect** 130,000 Ordinary Shares

+ See chapter 19 for defined terms.

82-34682.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options issued under the Bionomics Limited Employee Share Option Plan and approved by shareholders at the EGM held on 27 June 2005.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


RECEIVED
JUL 0 5 2005

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Jill Mashado
Company Secretary

82.34682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	ONE MILLION (1,000,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 30 cents (set in accordance with the terms of the Bionomics ESOP). EXERCISE PERIOD: 1/5th each year commencing from 18 February 2006 and ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the period. EXPIRY DATE: 5 years after the date on which the options became exercisable.

+ See chapter 19 for defined terms.

82-34682

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO DR PETER JONSON (CHAIRMAN) UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN AND AS APPROVED BY SHAREHOLDERS AT THE EGM HELD ON 27 JUNE 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 JUNE 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
112,901,086	ORDINARY SHARES
9,795,822	BNOOA OPTIONS EXP. 31-07-07
31,530,063	OPTIONS EXP. 31-01-09

+ See chapter 19 for defined terms.

82-34682

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,187,333	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

82-34682

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34682

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

82-34682

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.


Bionomics
Limited

28 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


PROCESS
RECEIVED
JUL 0 5 2005
WASH, D.C.
183

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

BIONOMICS LIMITED

(ABN 53 075 582 740)

PROSPECTUS

For an offer of 5,000 free options to Dr Ian Philip Street.

The options are exercisable at 22 cents on or before 31 January 2009.

This document is important and should be read in its entirety.

The offer of options under this Prospectus is personal to Dr Ian Philip Street and does not constitute an offer or invitation to subscribe for shares in Bionomics to any other person.

If you do not understand its contents, you should consult your stockbroker, accountant or other professional adviser without delay.

Dated 28 June 2005

82-34682

CONTENTS

CORPORATE DIRECTORY

Directors
Dr Peter Jonson (Chairman)
Dr Deborah Rathjen (Chief Executive Officer and Managing Director)
Dr Christopher Henney
Mr Peter Maddern
Dr George Morstyn

Company Secretary
Ms Jill Mashado

Registered & Principal Office
31 Dalgleish Street
Thebarton South Australia 5031 Australia
Telephone (08) 8354 6100
Facsimile (08) 8354 6199

Legal Advisers
Johnson Winter & Slattery
211 Victoria Square
Adelaide South Australia 5000 Australia
Telephone (08) 8239 7111
Facsimile (08) 8239 7100

Corporate Adviser
Intersuisse Corporate Pty Ltd
Level 7, 530 Collins Street
Melbourne Victoria 3000 Australia

82-34682

1. IMPORTANT NOTICES

This Prospectus is dated 28 June 2005. A copy of this Prospectus was lodged with ASIC and ASX on 28 June 2005. Neither ASIC, ASX nor their officers take any responsibility for the contents of this Prospectus.

No New Options will be issued on the basis of this Prospectus after the expiry date of 27 July 2006.

The offer of New Options under this Prospectus is personal to Dr Ian Philip Street and does not constitute an offer or invitation to subscribe for options or shares in Bionomics to any other person.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

Definitions of certain terms used in this Prospectus appear in the Glossary.

1.1 Forward-Looking Statements

This Prospectus contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this Prospectus that relate to prospective events or developments, including without limitation statements made regarding the Iliad Acquisition and the issue of Shares and Options referred to in Section 6.2, are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including without limitation the risks referred to in Section 8. Subject to the requirements of any applicable legislation (including the Corporations Act) or the listing rules of any stock exchange on which Bionomics' securities are quoted, Bionomics disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Prospectus.

2. DETAILS OF THE OFFER

2.1 Summary of the Offer

This Prospectus is issued by Bionomics for an offer of 5,000 free New Options to Dr Ian Philip Street. The New Options are exercisable at 22 cents on or before 31 January 2009.

The offer of options under this Prospectus is personal to Dr Ian Philip Street and does not constitute an offer or invitation to subscribe for shares in Bionomics to any other person.

2.2 Issue to Dr Street

The Offer to issue New Options to Dr Street is in recognition of Dr Street's performance as a consultant to Bionomics and is intended to further align Dr Street's interests with those of Bionomics.

On the date of this Prospectus, Bionomics intends to issue the Initial BNOOB Options. One effect of the Offer to Dr Street under this Prospectus is that, pursuant to section 708A(11) of the Corporations Act, any on-sale of the Initial BNOOB Options issued on the date of this Prospectus will not require disclosure to investors under Part 6D of the Corporations Act.

3. APPLICATION INSTRUCTIONS

All applications for New Options invited under this Prospectus must be made on the Application Form enclosed with and forming part of this Prospectus.

This Prospectus expires on 27 July 2006. No securities will be issued on the basis of this Prospectus later than 27 July 2006.

Completed Application Forms should be lodged with:

Ms Jill Mashado
Chief Financial Officer and Company Secretary
Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia, 5031
Fax: (08) 8354 6150

prior to 5:00pm (Adelaide time) on the Closing Date.

4. RIGHTS AND LIABILITIES ATTACHING TO NEW OPTIONS

The rights and liabilities attaching to the New Options offered under this Prospectus arise from a combination of the terms of issue of the New Options, a copy of which is attached as Annexure A, and the Constitution. The Constitution may be inspected during normal business hours at Bionomics' registered office.

4.1 Summary of Key Rights of the New Options

The key rights of the New Options are as follows:

(a) Conversion to Ordinary Shares

The New Options entitle the holder to subscribe for Shares on the basis of 1 Share for each New Option at any time up to 5.00 pm Adelaide time on 31 January 2009. The exercise price of each of the New Options is $0.22.

(b) Dividends

The New Options do not entitle the holder to dividends.

(c) Meetings

The New Options do not entitle the holder to vote at meetings of Bionomics.

(d) New Issues

New Option holders are not entitled to participate in new issues of Shares, Options or other securities in Bionomics, without first exercising their New Options.

See Annexure A of this Prospectus for the terms of issue of the New Options.

4.2 ASX Quotation

An application will be made to the ASX within seven days after the date of issue of this Prospectus for quotation of the New Options. The New Options form part of a new class of quoted Bionomics' securities. The ASX takes no responsibility for the contents of this Prospectus.

If the New Options are not admitted for quotation by ASX within 3 months after the date of this Prospectus, pursuant to section 723(3) of the Corporations Act, any issue of New Options to Dr Street under this Prospectus will be void.

5. RIGHTS AND LIABILITIES ATTACHING TO SHARES

If you exercise your New Options you will be issued ordinary shares in Bionomics. The rights attaching to Shares are:

(i) set out in the Constitution, a copy of which is available for inspection at the registered office of Bionomics in normal business hours; and

(ii) in certain circumstances, regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and the general law.

The following is a summary of the principal rights of ordinary shareholders of Bionomics.

(a) Voting

Every shareholder present in person or by proxy, attorney, trustee or representative at a meeting of shareholders has one vote on a vote taken by a show of hands and, on a poll every shareholder who is present in person or by proxy, attorney, trustee or representative has one vote for every fully paid Share held by them, and a proportionate vote for every partly paid Share registered in such shareholder's name on Bionomics' share register, equivalent to the proportion of the amount paid (not credited) on the Share to the total amount paid and payable (excluding amounts credited) on that Share.

A poll may be demanded at a meeting by the chairperson of the meeting, by any five shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

(b) Dividends

Dividends are payable out of Bionomics' profits and are declared by the Directors. No dividends have been paid to date by Bionomics.

(c) Transfer of Shares

A shareholder may transfer Shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with CHESS and approved by the Directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the Directors.

The Directors may refuse to register any paper based transfer of Shares, or request ASTC to apply a holding lock to prevent a proper ASTC transfer of Shares, where permitted or required by the ASX Listing Rules.

(d) Meetings and Notice

Each shareholder is entitled to receive notice of and to attend general meetings of Bionomics and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution, the Corporations Act or the ASX Listing Rules.

The Directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Act.

(e) *Liquidation Rights*

All Shares rank equally in the event of liquidation, subject to any amount remaining unpaid on a Share. Once all the liabilities of Bionomics are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of Bionomics' remaining assets amongst shareholders.

The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or part of Bionomics' assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any Shares in respect of which there is any liability.

(f) *Shareholder Liability*

Subject to the Corporations Act, the ASX Listing Rules and the Constitution, Bionomics will have a lien on any partly paid Share in respect of which there are unpaid monies, and may also exercise rights of forfeiture in relation to any partly paid Share in respect of which there are unpaid monies. Shares offered under this Prospectus will be fully paid and will not be subject to a lien or become liable for forfeiture.

(g) *Alteration of Constitution*

The Constitution can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting. At least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

(h) *ASX Listing Rules*

Despite anything required under the Constitution, no act may be undertaken that is prohibited by the ASX Listing Rules and nothing prevents an act being done that the ASX Listing Rules requires to be done. The Constitution is deemed to comply with the ASX Listing Rules as amended from time to time.

(i) *Issue of Further Shares*

Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Directors may allot, issue, or dispose of Shares, including granting Options over unissued Shares, on such terms and conditions as they see fit.

(j) *Alteration of Capital*

Subject to the provisions of the Corporations Act and the ASX Listing Rules, Bionomics may consolidate, divide or reduce its Share capital and may subdivide or cancel Shares.

(k) *Variation of Class Rights*

Unless otherwise provided by the Constitution or by the terms of issue of a class of Shares, the rights attaching to any class of Shares may be varied or cancelled:

(i) with the consent in writing of the holders of at least 75% of the issued Shares included in that class; or

(ii) with the sanction of a special resolution passed at a separate meeting of the holders of those Shares.

In either case, under the Corporations Act, the holders of not less than 10% of the votes in the class of Shares the rights of which have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or cancellation.

6. EFFECT OF THE OFFER ON BIONOMICS

6.1 Effect of Offer

The principal effects of the Offer on Bionomics are as follows:

(a) if Dr Street accepts the Offer, Bionomics will issue 5,000 New Options to Dr Street;

(b) there are no proceeds expected from this Offer as the New Options are Options issued for nil consideration;

(c) expenses associated with this Offer are estimated to be approximately $10,000 (refer to Sections 10.2 and 10.3 for further information regarding expenses);

(d) in the event that all 5,000 New Options offered pursuant to this Prospectus are exercised by Dr Street, Dr Street will be issued with 5,000 fully paid Shares, Bionomics would receive approximately $1,100 (to form part of its working capital) and will have on issue 112,906,086 fully paid Shares (see Section 6.2 below for further information relating to Bionomics' capital structure); and

(e) if Dr Street exercises his New Options after 1 July 2005, and the Iliad Acquisition has been completed, Bionomics will have on issue 153,815,177 fully paid Shares (this does not include the further maximum of 13,636,364 fully paid Shares which may be issued under the Iliad Acquisition if certain performance hurdles are met following the Iliad Acquisition – refer to the Notice of Meeting lodged by Bionomics with ASX on 27 May 2005 for further information).

6.2 Capital Structure

(a) As at the date of this Prospectus, Bionomics has on issue:

- 65,808,494 fully paid Shares;
- 7,187,333 unlisted Options; and
- 9,795,822 BNOOA Options.

(b) On the date of this Prospectus, Bionomics intends to issue an additional:

- 47,092,592 Shares;
- 1,000,000 unlisted Options to Bionomics' Chairman; and
- 31,530,063 BNOOB Options (excluding the New Options to be issued under this Prospectus).

Refer to the Notice of Meeting lodged by Bionomics with ASX on 27 May 2005 for further information regarding the issue of unlisted Options to Bionomics' Chairman. Note, in particular, that the issue of unlisted Options to Bionomics' Chairman is not related to the Placement nor the Iliad Acquisition.

(c) As a result, by the close of business on the date of this Prospectus, Bionomics expects to have on issue:

- 112,901,086 fully paid Shares;
- 8,187,333 unlisted Options;
- 9,795,822 BNOOA Options; and
- 31,530,063 BNOOB Options (excluding the New Options to be issued under this Prospectus).

Quotation on ASX will be sought for the BNOOB Options and the further Shares to be issued as referred to above.

(d) If the Iliad Acquisition is completed (which is expected to occur on or about 1 July 2005), Bionomics expects to issue a further:

- 40,909,091 fully paid Shares on completion of that acquisition; and
- maximum of 13,636,364 fully paid Shares if certain performance hurdles are met following the Iliad Acquisition.

Refer to the Notice of Meeting lodged by Bionomics with ASX on 27 May 2005 for further information regarding the Iliad Acquisition, including the conditions precedent to its completion.

7. INFORMATION ABOUT BIONOMICS

7.1 Disclosing Entity

Bionomics is a "disclosing entity" for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations.

Bionomics must disclose to ASX any information concerning Bionomics of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Bionomics' securities.

Copies of documents lodged with ASIC in relation to Bionomics may be obtained from, or inspected at, the offices of ASIC.

7.2 Continuous Disclosure Prospectus

This is a "reduced content" prospectus prepared in accordance with section 713 of the Corporations Act.

Apart from formal matters, a "reduced content" prospectus need only contain information relating to the terms and conditions of the Offer, the effect of the Offer on Bionomics and the rights attaching to the New Options and Shares. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure requirements applicable to disclosing entities mean that all this information should have previously been released to the market.

7.3 Availability of Documents

Bionomics will provide a copy of any of the following documents free of charge to any person who requires a copy during the offer period in relation to this Prospectus:

(i) the financial statements of Bionomics for the year ended 30 June 2004, being the last audited financial statements for a financial year lodged in relation to Bionomics;

(ii) the financial statements of Bionomics for the half year ended 31 December 2004 lodged in relation to Bionomics; and

(iii) any announcements made by Bionomics to the ASX up to the date of this Prospectus, and since the date of lodgement of the annual financial statements for the year ended 30 June 2004, being the announcements listed in Annexure A of this Prospectus.

8. RISKS

There are general risks with any investment in the stock market. The value of New Options and Shares may rise or fall depending upon a range of factors and stock market conditions, that are unrelated to Bionomics' financial performance. Therefore, if an investor decides to convert New Options and sell the Shares received on conversion, the amount received from the sale of Shares may be higher or lower than the Exercise Price.

In addition to the above, there are a number of specific risks concerning Bionomics of which potential investors should be aware. The following is not an exhaustive summary but points to some of the risks that are relevant to a biotechnology company. Any one or a combination of such risks could affect Bionomics adversely and thus the value of any investment in Bionomics. The Board is unable to speculate as to the extent of such adversity, and thus an investment in Bionomics should be regarded as speculative.

8.1 General Risk Factors

Economic Conditions - The performance of Bionomics may be significantly affected by changes in economic conditions, and particularly conditions that affect the Australian and global biotech industries. Profitability of the business may also be affected by factors such as market conditions, interest rates, inflation and consumer demand.

Geo-political Factors - Bionomics may be affected by the impact that geo-political factors have on the world or Australian economy or on financial markets and investments generally or specifically. This may include terrorist type activities and governmental responses to such activities.

Government Policies & Legislation – Bionomics may be affected by changes to government policies and legislation, including those relating to the biopharmaceutical and pharmaceutical industry, property, the environment, taxation, the regulation of trade practices and competition, R&D Start Grants and other incentive schemes. As Bionomics' target markets are global, this general risk factor may also include similar actions by offshore governments.

8.2 Specific Risk Factors

Additional Financing Requirements - Further financing may be necessary to continue development of Bionomics' discovery platforms and intellectual property portfolio. Bionomics may seek to raise finance by further issues of Shares or Options or through fund raising arrangements with other companies or entities. This could have the effect of diluting the equity holdings of existing Bionomics' shareholders.

Change of Control – As of the date of this Prospectus, the number of Bionomics' shareholders is approximately 2,243 and the largest registered holder has approximately 10.64% of the equity of Bionomics. If the Iliad Acquisition is completed, Start-up Australia Ventures Pty Ltd (as managing partner of the BioVentures Australia Partnership) will acquire up to 31.44% of the voting power in Bionomics (refer to the Notice of Meeting lodged by Bionomics with ASX on 27 May 2005 for further information regarding the Iliad Acquisition and Start-up Australia Ventures Pty Ltd). Control of Bionomics could pass to an individual shareholder or group of shareholders through such shareholder(s) acquiring Shares in an on market or off market transaction. In the event of such a change of control, the Board of Directors or the management of Bionomics could change and the strategic direction of Bionomics could change.

Commercialisation - The commercialisation of technology developed by Bionomics could require the licensing of technology from other entities. There can be no assurance that such licences will be obtained or if obtainable, will be on commercially acceptable terms to Bionomics.

Dependence on Others - Bionomics depends for part of its present development on continuing availability of staff and laboratories at other institutions. In addition, the approval and conduct of clinical trials depends on partners that are prepared and qualified to initiate or undertake such trials and they will be pivotal in taking Bionomics' discoveries through to commercialisation. While Bionomics believes that its collaborative research partners and potential commercialisation partners have, or are expected to have, a strong motivation to succeed, progress will be, to an extent, in the hands of others.

Government and Institutional Regulations - The production and marketing of bio-pharmaceutical products and of the research and development required are subject to extensive regulations on the part of both governments and regulatory bodies both in Australia and overseas countries. For example, the conduct of clinical trials is subject to complex regulation. There is no assurance that the necessary permissions, licences or authorisations will be available or continue to be available to Bionomics.

Insurance and Indemnities - The Directors and Officers of Bionomics have agreed to act in their respective capacities on the condition that Bionomics carries Director and Officer Liability Insurance. Due to the uncertainties associated with the insurance industry, there is no assurance that such insurance will continue to be attainable or, if it is attainable, it will be on acceptable terms and at a reasonable cost. In the event that such insurance is not available, Bionomics may not be able to retain Directors or Officers and it may not be able to find persons willing to be appointed Directors or Officers.

Bionomics also indemnifies certain individuals in respect to their activities associated with its research and development programs. Such indemnities are backed by insurance. There can be no assurance that such insurance will continue to be available for current research and development programs. There cannot be assurance that claims will not be directed at Bionomics, its contractors or partners or that the insurance that Bionomics has in place will be adequate, or can be maintained on acceptable terms including reasonable cost.

Key Personnel - The success of Bionomics will depend on its ability to continue to have access to the services of highly qualified scientific, technical and managerial personnel. Competition for such staff is intense. Further, some intellectual property and developed know-how resides in its scientific staff or others under contract. The loss of key staff could have a material adverse effect on Bionomics.

Litigation - There is always the risk of litigation against Bionomics. The Board has in place procedures and policies to attempt to limit this risk. At the date of this Prospectus, there is no known litigation, threatened or otherwise against Bionomics.

Manufacturing and Marketing - Bionomics does not currently manufacture or market any commercial products. Bionomics licenses intellectual property rights to third parties for the commercialisation of diagnostic tests, and Bionomics manufactures material for research and development purposes only. It does not possess any facilities for manufacture, other than for research and development purposes. The regulatory approval process to permit sale of products may take a number of years and requires substantial financial resources. Further, there is no certainty that any product developed could be produced in commercial quantities at reasonable costs or be successfully marketed.

Partnerships or Other Deals - The current strategy of Bionomics relies on commercialisation via licensing to assist in future financing and research and development. There can be no assurance that such licensing arrangements can be concluded within the time necessary or on terms that are believed by the Directors to be in the best interests of the shareholders or, if concluded, that they would provide the funds necessary for the continuing requirements of Bionomics.

In seeking commercial partnerships or other licensing deals, Bionomics may be subject to an offer to acquire all, a majority or some of its assets or an offer to shareholders for the acquisition of all or part of their Shares. There can be no assurance that such an offer would be on terms believed by the Directors to be in the best interest of Bionomics' shareholders.

Further, there can be no assurance that such commercial partnerships will progress or will progress on terms that are believed by the Directors to be in the best interests of Bionomics' shareholders.

Patents and Proprietary Technology – Bionomics holds, but may need to acquire additional licences to, certain patents and other technology. Patents grant an exclusive right for a fixed period of time and though, under certain conditions, it may be possible to obtain a fixed period extension, as time passes the value of the exclusive right diminishes. Different countries or jurisdictions grant varying periods of exclusive patent rights.

Possible Volatility of Share and Option Price - The stock market price of Bionomics' Shares and Options has fluctuated significantly in the past two years. It is likely that the market price of Shares and Options will fluctuate in the future. Announcements by Bionomics and others of scientific discoveries, technological innovation, commercial products, negotiations with third parties, patents or regulatory actions may have a significant effect on the market price of Shares or Options. Further, the sale of a substantial number of Shares or Options could depress their market price or, alternatively the purchase of a material number of Shares or Options could increase their market price.

Product and Trial Liability Insurance - The testing and marketing of human health care products entail an inherent risk of allegations of product liability. Bionomics currently has insurance in place in respect of its present scope of operations. There cannot be any assurance that claims will not be directed at Bionomics, its contractors or partners or that product liability insurance will be available either at all, or at reasonable cost, as and when, Bionomics or its partners commercialise any of Bionomics' developments.

Technological Change and Competition - The pharmaceutical and biotechnology industries are characterised by intense competition and rapid and significant technical change. Bionomics' competitors are worldwide and include major pharmaceutical, biopharmaceutical and chemical companies, universities and other research institutions. It is possible these competitors may pursue similar or different approaches that may be as successful or more successful than Bionomics' present or future approach or that of Bionomics' current or future licensees.

Technological Uncertainty – Bionomics has a number of developments that may lead to commercial products. No assurances can be given that Bionomics' intellectual property, technology or development know-how will give rise to Bionomics or any Bionomics' licensees developing a successful commercial product.

9. DIRECTOR'S INTERESTS

9.1 Directors' Interests

As at the date of this Prospectus (and prior to the issue of Shares and Options as discussed in Section 6.2(b) above), each of the directors and proposed directors of Bionomics has a relevant interest in Shares and holds Options to acquire Shares as set out below:

Directors Name	*Ordinary Shares*	*Unlisted Options*	*Listed Options*
Dr Peter Jonson	130,000	0	0
Dr Deborah Rathjen	244,759	2,275,000	114,022
Dr Christopher Henney	348,687	500,000	0
Mr Peter Maddern	558,767	500,000	0
Dr George Morstyn	629,744	700,000	30,477
Dr George Jessup (proposed director)	985,048	0	0

Notes:

(i) Directors' and proposed directors' interests disclosed above include Shares and Options in Bionomics held directly or beneficially by them or their associates.

(ii) Following completion of the Iliad Acquisition (anticipated to be on or about 1 July 2005), Bionomics intends to appoint Dr George Jessup as a Director.

At the close of business on the date of this Prospectus (and following the issue of Shares and Options on the date of this Prospectus as discussed in Section 6.2(b) above), each of the directors and proposed directors of Bionomics will have a relevant interest in Shares and hold Options to acquire Shares as set out below:

Directors Name	*Ordinary Shares*	*Unlisted Options*	*Listed Options*
Dr Peter Jonson	130,000	1,000,000[iii]	0
Dr Deborah Rathjen	244,759	2,275,000	114,022
Dr Christopher Henney	348,687	500,000	0
Mr Peter Maddern	558,767	500,000	0
Dr George Morstyn	1,000,244	700,000	277,477
Dr George Jessup (proposed director)	15,800,122	0	9,876,716

Notes:

(i) Directors' and proposed directors' interests disclosed above include Shares and Options in Bionomics held directly or beneficially by them or their associates.

(ii) The information disclosed above excludes any Shares or Options that any of the directors, the proposed director, or any of their associates may sell or buy on the date of this Prospectus.

(iii) The issue of unlisted Options to Bionomics' Chairman, Dr Peter Jonson, is made pursuant to the approval of shareholders at an Extraordinary General Meeting of Bionomics held on 27 June 2005. Refer to the Notice of Meeting lodged by Bionomics with ASX on 27 May 2005 for further information regarding the issue of unlisted Options to Bionomics' Chairman. Note, in particular, that the issue of unlisted Options to Bionomics' Chairman is not related to the Placement nor the Iliad Acquisition.

If the Iliad Acquisition is completed (which is expected to occur on or about 1 July 2005), following completion of the Iliad Acquisition each of the directors and proposed directors of Bionomics will have a relevant interest in Shares and hold Options to acquire Shares as set out below:

Directors Name	*Ordinary Shares*	*Unlisted Options*	*Listed Options*
Dr Peter Jonson	130,000	1,000,000	0
Dr Deborah Rathjen	244,759	2,275,000	114,022
Dr Christopher Henney	348,687	500,000	0
Mr Peter Maddern	558,767	500,000	0
Dr George Morstyn	1,000,244	700,000	277,477
Dr George Jessup (proposed director)	44,314,125	0	9,876,716

Notes:

(i) Directors' and proposed directors' interests disclosed above include Shares and Options in Bionomics held directly or beneficially by them or their associates.

(ii) The information disclosed above excludes any Shares or Options that any of the directors, the proposed director, or any of their associates may sell or buy on or after the date of this Prospectus.

(iii) The information disclosed above excludes the 9,213,758 Shares will may be issued to an associate of the proposed director, Dr George Jessup, if certain performance hurdles are met following the Iliad Acquisition, as disclosed in Section 6.2(d).

Except as disclosed in this Prospectus:

(a) neither Bionomics nor any existing Director or proposed director has, or in the past two years before the date of this Prospectus has had, any interest:

(i) in the formation or promotion of Bionomics; or

(ii) in any property acquired or proposed to be acquired by Bionomics in connection with this Offer; or

(iii) in this Offer; and

(b) no amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any Director or proposed director either to induce them to become, or to qualify them as, a Director, or otherwise for services rendered by them in connection with the promotion or formation of Bionomics or in connection with this Offer.

9.2 Remuneration

The Directors are entitled to the payment of fees, remuneration and expenses as set out in the Constitution. The Constitution provides, among other things, that the aggregate fees payable to Non-Executive Directors shall be approved by shareholders of Bionomics in general meeting. At present, the aggregate maximum sum approved by shareholders is $400,000.

10. ADDITIONAL INFORMATION

10.1 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in Options. Taxation consequences will depend on particular circumstances. Neither Bionomics nor any of its officers, employees, agents and advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in, or exercise of, Options in Bionomics.

10.2 Expenses

Bionomics estimates that the expenses of the Offer payable by it, including fees and commissions payable to brokers and other licensed securities dealers (if any), ASX fees, adviser, legal and accounting fees and registry costs amount to approximately $10,000.

10.3 Interests of Experts and Advisers

Except as disclosed in this Prospectus:

- all persons named in this Prospectus as having performed services in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, or in the past two years have had, before the date of this Prospectus any interest in:

  (i) the formation or promotion of Bionomics;

  (ii) any property acquired or proposed to be acquired by Bionomics in connection with this Offer; or

  (iii) this Offer; and

- no amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any adviser for services rendered by him/her in connection with the promotion or formation of Bionomics or in connection with this Offer except as disclosed in this Prospectus.

(a) Johnson Winter & Slattery

Johnson Winter & Slattery has acted as legal adviser to Bionomics in relation to the Offer. Johnson Winter & Slattery's fees for this work up to the date of lodgement of this Prospectus with ASIC are approximately $7,500 (plus any applicable GST which will be paid by Bionomics). Johnson Winter & Slattery will receive further fees for any additional work done determined on the basis of hours spent at its ordinary hourly rates.

(b) Intersuisse Corporate Pty Ltd

Intersuisse Corporate Pty Ltd has acted as corporate advisors to Bionomics in relation to the Offer. Intersuisse Corporate Pty Ltd is retained as corporate adviser to Bionomics for 12 months from August 2004 and is currently receiving A$7,500 per month.

In addition to the services provided by Intersuisse Corporate Pty Ltd in relation to the Offer as disclosed above, Intersuisse Corporate Pty Ltd and its related companies hold or have held the following interests in, or received the following benefits in relation to services provided in connection with, the promotion of Bionomics during the last 2 years:

(i) In June and July 2005, Intersuisse Corporate Pty Ltd will receive M&A success fees totalling approximately $325,600 (excluding GST), and capital raising fees totalling approximately $244,450 (excluding GST);

(ii) In February and March 2004, Intersuisse Corporate Pty Ltd and Intersuisse Limited arranged and managed a capital raising comprising of a placement and an underwritten Rights issue on behalf of Bionomics and received fees of approximately $371,312 out of which fees were paid to sub-underwriters; and

(iii) As at the date of this Prospectus, Inhowse Pty Ltd, a related party of Intersuisse Corporate Pty Ltd, holds 605,154 Shares and 302,577 BNOOA Options and Phillip Securities Pte Ltd, a related party of Intersuisse Corporate Pty Ltd, holds 371,429 shares and 160,715 BNOOA Options.

10.4 Documents Available for Inspection

The following documents are available for inspection without charge during normal business hours at the registered office of Bionomics Limited:

(i) Constitution of Bionomics; and

(ii) all continuous disclosure notices lodged by Bionomics with ASX since the date of lodgement of the financial statements for the year ended 30 June 2004 as detailed in Section 7.3.

11. CONSENTS

11.1 Directors' and Proposed Director's Consents

Each Director of Bionomics has given, and not withdrawn as at the date of this Prospectus, their consent to the lodgement of the Prospectus.

Dr George Jessup, a proposed Director of Bionomics named in this Prospectus, has given, and not withdrawn as at the date of this Prospectus, his consent to the lodgement of the Prospectus.

11.2 Consents to be Named

Johnson Winter & Slattery has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as legal advisers to Bionomics in the form and context in which it is named. Johnson Winter & Slattery makes no statement in and takes no responsibility for any part of this Prospectus other than references to its name and in Section 10.3(a).

Intersuisse Corporate Pty Ltd has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as corporate advisors to Bionomics in the form and context in which it is named. Intersuisse Corporate Pty Ltd makes no statement in and takes no responsibility for any part of this Prospectus other than references to its name and in Section 10.3(b).

12. GLOSSARY

$	Australian dollars (and references to cents are to Australian cents).
Application	An application for New Options pursuant to this Prospectus.
Application Form	The application form enclosed with and forming part of this Prospectus.
ASIC	Australian Securities and Investments Commission.
ASTC	ASX Settlement and Transfer Corporation Pty Limited.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
ASX Listing Rules	The official ASX Listing Rules of ASX.
Bionomics or Company	Bionomics Limited ABN 53 075 582 740.
BNOOA Options	The Options quoted on the ASX as "BNOOA".
BNOOB Options	The Options in the same class as the New Options.
Board of Directors	The board of directors of Bionomics.
Business Day	An Australian business day that is not a Saturday, Sunday, or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.
Closing Date	6 July 2005 (unless extended).
Constitution	The Constitution of Bionomics Limited as amended from time to time.
Corporations Act	The Corporations Act (2001) (Cth) as amended from time to time.
Directors	The directors of Bionomics.
Exercise Price	The exercise price of each of the New Options, namely $0.22.
GST	Has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999.
Iliad	Iliad Chemicals Pty Ltd ACN 099 125 612.
Iliad Acquisition	The proposed acquisition of Iliad announced by Bionomics to ASX on 25 May 2005.
Initial BNOOB Options	The 29,666,668 BNOOB Options to be issued pursuant to the Placement on the date of this Prospectus and the 1,863,395 BNOOB Options to be issued on the date of this Prospectus.
New Options	The 5,000 Options to be issued pursuant to this Prospectus.
Offer	Offer of New Options under this Prospectus.
Officers	Officers of Bionomics.

Options	Options to acquire Shares.
Placement	The private placement announced by Bionomics to ASX on 25 May 2005.
Prospectus	This prospectus dated 28 June 2005.
Shares	Ordinary shares in the capital of Bionomics.
Stock Exchange	ASX.

13. DIRECTORS' AUTHORISATION

This Prospectus is authorised by each of the Directors of Bionomics Limited.

Signed on behalf of Bionomics Limited on 28 June 2005, pursuant to a resolution of the Board dated 14 June 2005.



Deborah Rathjen
Chief Executive Officer and Managing Director

ANNEXURE A - OPTION TERMS

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In these conditions the following expressions have the following meanings:

"ASTC" means ASX Settlement and Transfer Corporation Pty Limited.

"ASTC Settlement Rules" means the settlement rules of ASTC.

"ASX" means Australian Stock Exchange Limited.

"ASX Listing Rules" means the ASX Listing Rules of ASX except to the extent of any waiver by ASX of their application to the Company.

"Bonus Issue" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"Business Day" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"Company" means Bionomics Limited ABN 53 075 582 740

"Corporations Act" means Corporations Act 2001.

"Exercise Notice" has the meaning given in clause 3.1(a).

"Exercise Period" means, in relation to an Option, the period between the date of issue of the Option and 5.00 pm (Adelaide Time) on the relevant Expiry Date.

"Exercise Price" means, in relation to an Option, the amount of $0.22 (twenty-two cents).

"Expiry Date" means 31 January 2009 according to the terms of issue of the relevant Option.

"Holder" means the holder of an Option.

"Option" means, at any time, an option to subscribe for 1 Share issued or granted by the Company subject to these conditions.

"Register" means the register of Holders of Options referred to in clause 6.1.

"Share" means a fully paid ordinary share in the capital of the Company.

1.2 Interpretation

In these conditions unless the context otherwise requires:

(a) **Business day**. If any day appointed or specified by these conditions for the payment of any money or the doing of any act or thing falls on a day that is not a Business Day, the day so appointed or specified will be deemed to be the next day, which is a Business Day.

(b) **Collective references**. Reference to any thing (including any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them.

(c) **Defined expressions**. If an expression is defined, other parts of speech or grammatical forms of the expression have a corresponding meaning.

(d) **Gender**. Words importing any gender include all genders.

(e) **Headings**. Headings are for ease of reference only and do not affect the interpretation of these conditions.

(f) **Numbers**. Words importing the singular include the plural and vice versa.

(g) **Persons**. References to persons include bodies corporate and any other entity.

(h) **Reconstructed bodies**. References to a body which has ceased to exist or has been reconstructed, amalgamated, reconstituted or merged, or the functions of which have become exercisable by any other person or body in its place, will be taken to refer to the person or body established or constituted in its place or the person or body by which its functions have become exercisable.

(i) **Representatives and assigns**. References to a person include the legal personal representatives, successors and assigns of that person.

(j) **Statutory amendments**. A reference to a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them (whether of the same or any other legislative authority having jurisdiction).

(k) **Variation**. References to these conditions or an agreement or document include the conditions, agreement or document as varied, changed or replaced from time to time.

(l) **Writing**. References to writing include any mode of representing or reproducing words in tangible and permanently visible form.

(m) **Dollars**. References to money are to Australian currency.

(n) **No limitation**. References to "including" and similar expressions are not words of limitation.

2. ENTITLEMENT ON EXERCISE OF OPTIONS

Subject to these conditions, each Option entitles the Holder to subscribe for and be allotted one Share upon the exercise of an Option and payment to the Company of the relevant Exercise Price.

3. EXERCISE OF OPTIONS

3.1 Exercise Notice

(a) The Holder may at any time during the relevant Exercise Period give a notice ("**Exercise Notice**") to the Company requiring the Company to issue Shares on exercise of the Options. Upon request an Exercise Notice is available from the Company.

(b) An Exercise Notice must be in writing and must be delivered to the registered office of the Company (or such other place as the Company may notify Holders in writing) together with payment of the relevant Exercise Price for each of the Options exercised.

(c) The Directors of the Company may prescribe the form of an Exercise Notice, which must be given by a Holder in order to exercise an Option.

3.2 Issue of Shares

(a) On exercise of any Options, the Company must allot to the Holder the number of Shares for which the Options are exercised at the relevant Exercise Price.

(b) The Company must allot the Shares within 10 Business Days of receipt of the Exercise Notice.

(c) An Exercise Notice is only effective when the Company has received the full amount of the relevant Exercise Price for the Options exercised in cash or cleared funds.

3.3 Uncertificated Holding Statements

(a) The Company must send to the Holder a holding statement or other statement in respect of the Options so held and any Shares issued on exercise of those Options within the time and in accordance with the applicable provisions of the ASX Listing Rules, ASTC Settlement Rules and the Constitution of the Company.

(b) If required by the ASX Listing Rules, the Company must tell the Holder in writing of the relevant Exercise Price and Expiry Date of the Options within the time prescribed by the ASX Listing Rules after the first holding statement or other statement is sent.

3.4 Ranking of Shares Allotted on Exercise

Shares allotted upon exercise of Options will rank equally in all respects with all other issued Shares from the date of allotment and will be held subject to the Constitution of the Company.

3.5 Lapse

(a) Any Option which has not been exercised by 5.00 pm (Adelaide time) on the relevant Expiry Date will lapse.

(b) An Exercise Notice is not effective if it is received by the Company after the expiration of the relevant Exercise Period.

4. QUOTATION OF SHARES

If Shares in the Company are quoted on ASX at the time of exercise of the Options, the Company will make application to ASX for the number of Shares as corresponds to the number of Options exercised within 10 Business Days of the issue of those Shares.

5. NEW AND BONUS ISSUES

5.1 General

(a) A Holder cannot participate in a new issue of securities in the Company without first exercising the Options.

(b) Holders who exercise their Options before the applicable record date for the new issue will be entitled to participate in that new issue.

(c) Except as expressly set out in these conditions, a Holder does not have any right to change the relevant Exercise Price of an Option or the number of Shares over which an Option can be exercised.

5.2 Bonus Issues

If there is a Bonus Issue to the holders of Shares in the Company then the number of Shares over which each Option is exercisable will be increased by the number of Shares, which the Holder would have received under the Bonus Issue if the Option had been exercised before the record date for the Bonus Issue.

5.3 Reconstructions of Capital

In the event of any reorganisation including subdivision, consolidation, reduction, return or cancellation of the issued capital of the Company on or prior to the relevant Expiry Date, the rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules governing reorganisations in force at the time of the reorganisation.

6. MAINTENANCE OF REGISTER AND TRANSFERS OF OPTIONS

6.1 Register of Holders of Options

(a) The Company will keep and maintain, or cause to be kept and maintained, a register of Holders of Options.

(b) The Company must ensure that the Register is maintained in compliance with the Corporations Act and all other applicable rules and requirements.

6.2 Transfers of Options

(a) Subject to the Constitution of the Company, ASX Listing Rules and ASTC Settlement Rules, all Options are transferable.

(b) Subject to clause 7.2, the provisions of the Constitution of the Company relating to a transfer of Shares apply, with necessary alterations, to a transfer of Options.

7. MISCELLANEOUS

7.1 Severance

(a) If a provision of these conditions or its application to any person or circumstance is or becomes invalid, illegal or unenforceable then the provision must, as far as possible, be interpreted as narrowly as possible to ensure that it is not illegal, invalid or unenforceable.

(b) If any provision or part of it cannot be so interpreted, then the provision or its part is taken to be void and severable. The remaining provisions of these conditions are not affected or impaired in any way.

7.2 Holders Bound by Constitution

A Holder is bound by these conditions and the Constitution of the Company insofar as the Constitution relates to or governs the Options.

7.3 Waiver and Variation

(a) Subject to the ASX Listing Rules, ASTC Settlement Rules and the Constitution of the Company, the Directors of the Company may by resolution:

(i) waive strict compliance with any of these conditions; or

(ii) add to, vary or otherwise change any of these conditions for any reason including to ensure compliance with the ASX Listing Rules either generally in relation to all Holders or as they apply to a particular Holder.

(b) Any waiver, addition, variation or other change under clause 7.3(a) must not be made unless:

(i) any Holder effected by the waiver, addition, variation or other change so consents in writing; or

(ii) the Directors of the Company reasonably consider that the waiver, addition, variation or other change is required to ensure compliance with the ASX Listing Rules or any law or requirement binding on the Company or does not adversely affect a Holder's rights under these conditions.

7.4 Notice of Expiry

The Company must send a Holder before the relevant Expiry Date of the Options any notice required by Appendix 6A.6 of the ASX Listing Rules to be sent to Holders.

7.5 Governing Law

(a) These conditions are to be construed according to and is governed by the laws of South Australia.

(b) Each of the Company and the Holder submits to the exclusive jurisdiction of the courts in and of South Australia in relation to any dispute arising under these conditions.

ANNEXURE B – ASX ANNOUNCEMENTS

13 October 2004	Change of Director's Interest Notice
18 October 2004	Appoints New Chairman and Extends CEO Contract
26 October 2004	Commitments Test Entity – First Quarter Report
26 October 2004	Cash Flow Report for Quarter Ended 30/9/04
4 November 2004	Awarded Grants for Antibody Research
8 November 2004	BNO & GTG Announce Strategic Alliance
8 November 2004	GTG announcement: BNO & GTG Announce Strategic Alliance
8 November 2004	Gene-Silencing Molecules Inhibit Tumour Growth
11 November 2004	AGM Presentations
11 November 2004	Commercialisation Gaining Momentum
11 November 2004	Results of AGM
11 November 2004	Change of Chairman
15 November 2004	Change of Director's Interest Notice
15 November 2004	Final Director's Interest Notice
15 November 2004	Initial Director's Interest Notice
15 November 2004	Appendix 3B- New Issue
15 November 2004	Change of Director's Interest Notice
15 November 2004	Appendix 3B – NED Options
15 November 2004	Change of Director's Interest Notice
15 November 2004	Change of Director's Interest Notice
15 November 2004	Change of Director's Interest Notice
17 November 2004	Appendix 3B - Directors Shares
17 November 2004	Change of Director's Interest Notice
17 November 2004	Change of Director's Interest Notice
17 November 2004	Change of Director's Interest Notice
22 November 2004	Change of Director's Interest
15 December 2004	Breast Cancer START Grant Extension
17 December 2004	Acquires European CNS Business
17 December 2004	Acq of Neurofit – Frequently Asked Questions
23 December 2004	Grant of Ion Channel Patent
18 January 2005	Appendix 3B - ESOP
18 January 2005	Appendix 3B – Employee Share Option Plan
28 January 2005	Commitments Test Entity Second Quarter Report
28 January 2005	December Quarter Cashflow Boosted by Commercialisation Income
2 February 2005	Presentation - Building Sustainable Value

82-34682

8 February 2005	Change of Director's Interest Notice
10 February 2005	Appendix 3B
14 February 2005	Open Briefing - Bionomics MD on Business Update & Strategy
21 February 2005	Half Yearly Report/Half Year Accounts
2 March 2005	Acquisition Completed
8 March 2005	Appendix 3B - Neurofit
8 March 2005	Issue of Securities
14 March 2005	Change in Substantial Holding
20 April 2005	Ceasing to be a Substantial Holder
29 April 2005	Commitments Test Entity – Third Quarter Report
29 April 2005	Change in Substantial Holding
5 May 2005	GABA Grant Extension
10 May 2005	Files Further Patents for BNO69 Cancer Target
12 May 2005	Grant of Drug Discovery Target Patent
23 May 2005	Trading Halt
25 May 2005	Acquisition of Iliad Chemicals
26 May 2005	Open Briefing – MD on Iliad Acquisition & Capital Raising
27 May 2005	Notice of Extraordinary General Meeting
31 May 2005	Securities Institute Presentation
16 June 2005	SMEI Study Confirms Value
22 June 2005	Presents new data on BNO69 at BIO2005 Conference
27 June 2005	EGM 2005 Presentation
27 June 2005	Shareholders Endorse Iliad Acquisition & Capital Raising
27 June 2005	Results of Meeting

82-34682.

APPLICATION FORM

To meet the requirements of the Corporations Act, this Application Form must not be handed on unless attached to or accompanied by the Prospectus. Follow instructions on the following page to complete this Application Form.

PLEASE USE BLOCK LETTERS

A. I/We apply for

	Free New Options

B. Full Name Details

Applicant 1	Given Name(s) and Surname or Company name and ACN
Joint Applicant 2	Or Designated Account
Joint Applicant 3	Or Designated Account

C. Postal Address Details

Number and Street		
Suburb, City or Town	State	Postcode

D. Communication Details

Telephone	Facsimile	Email address

E. Tax File Number/Exemption Details

Applicant 1	Applicant 2	Applicant 3

F. CHESS Participant

HIN (Holder Identification Number)	PID (participant (Your Broker) Identification Number

By lodging this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the following page and declare that all details and statements made by me/us (including the declaration on the reverse of this form) are complete and accurate. I/We agree to be bound by the Constitution of Bionomics Limited and agree to the issue to me/us of the number of New Options indicated in Section A above pursuant to the Prospectus.

No signature is required.

You must read the Prospectus carefully before completing this Application Form

Application forms must be received by no later than 5:00pm (Adelaide time) on the Closing Date.

DECLARATIONS AND STATEMENTS

1. I/We agree to be bound by the Constitution (as amended from time to time).
2. All details and statements made by me/us on this Application Form are complete and accurate and this Application complies with the terms of this Prospectus.
3. I/We represent that I am/we are not, as a result of the law of any place, a person to whom this Prospectus should not be given and acknowledge that:
   (a) Bionomics Limited and its subsidiaries do not guarantee the obligations or performance of any subsidiary or the capital value or performance of the products offered by any subsidiary;
   (b) My/our investment in Bionomics Limited is not a deposit with or any other type of liability of Bionomics Limited and its subsidiaries; and
   (c) My/our investment in Bionomics Limited is subject to investment risks.
4. I/We represent and warrant that I am/we are over the age of 18 and not under any legal disability.
5. I/We represent and warrant that:
   (a) I am/we are not in the United States of America and not acting for the account or benefit of any person within the United States of America; and
   (b) The law of any other place does not prohibit me from being given the Prospectus, or making an application on this Application Form.
6. I/We understand that if I/we cannot make theses representations and warranties, I/we may not use this Application Form to apply for New Options.

TREATMENT OF APPLICATIONS

1. The return of an Application Form will constitute your application to subscribe for New Options.
2. If your Application is not completed correctly it may still be treated as valid. The decision by Bionomics Limited as to whether to treat your application as valid, and how to construe, amend or complete it, will be final.
3. Bionomics Limited reserves the right to reject any Application.

APPLICATION INSTRUCTIONS

Completed Application Forms should be lodged with:

Ms Jill Mashado
Chief Financial Officer and Company Secretary
Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia, 5031
Fax: (08) 8354 6150

prior to 5:00pm (Adelaide time) on the Closing Date.


Bionomics
Limited

28 June 2005


PROCESSING
RECEIVED
JUL 05 2005
WASH. D.C.
183
SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

82-34682

DATE <28-6- 5 5:09PM>

Please deliver the following message to:

NAME <Company Announcements Office>

COMPANY <Australian Stock Exchange>

FAX NO < 1900 999 279>

SUBJECT <CHANGE IN INTEREST OF SUBSTANTIAL SHAREHOLDER>

FROM JUSTIN P LYNCH
PROPERTY INVESTMENT MANAGER

DEPT INVESTMENT OFFICE,
AUSTRALIAN NATIONAL UNIVERSITY

FAX NO (06) 6125 8795

NUMBER OF PAGES: <3> (including cover sheet)

Please call us on (06) 6125 8750 if the message was illegible/incomplete

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Bionomics Limited
ACN/ARSN	075 582 740

1. Details of substantial holder (1)

Name	THE AUSTRALIAN NATIONAL UNIVERSITY
ACN/ARSN (if applicable)	52 234 063 906

The holder became a substantial holder on 28/6/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully Paid Ordinary Shares	7,407,411	7,407,411	6.56%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
THE AUSTRALIAN NATIONAL UNIVERSITY	Registered Holder	7,407,411

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
THE AUSTRALIAN NATIONAL UNIVERSITY	THE AUSTRALIAN NATIONAL UNIVERSITY	THE AUSTRALIAN NATIONAL UNIVERSITY	7,407,411

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
THE AUSTRALIAN NATIONAL UNIVERSITY	28/6/2005	1,000,000.49		7,407,411

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
THE AUSTRALIAN NATIONAL UNIVERSITY	Investment Office CANBERRA ACT 0200

Signature

print name Neil Ffrench capacity Investment Manager

sign here  date 28/6/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.


Bionomics
Limited

June 29 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Bionomics Limited
ACN/ARSN	075 582 740

1. Details of substantial holder (1)

Name	Start-up Australia Ventures Pty Limited as managing partner of the BioVentures Australia Partnership ("Start-up Australia")
ACN/ARSN (if applicable)	095 498 632

The holder became a substantial holder on 28/6/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully Paid Ordinary Shares	14,074,074	14,074,074	12.47%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Start-up Australia	Registered Holder	14,074,074

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Start-up Australia	Start-up Australia	Start-up Australia	14,074,074

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Start-up Australia	28/6/2005	1,899,999.99		14,074,074

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Start-up Australia Ventures Pty Limited	Level 5, 15 Castlereagh St, Sydney NSW 2000



Signature

print name George Jessup capacity Managing Director

sign here date 29/6/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.